

Mail Stop 3030

May 28, 2009

Via Facsimile and U.S. Mail

Emeka Chukwu
Chief Financial Officer
Semtech Corporation
200 Flynn Road
Camarillo, California, 93012-8790

> **Re:** **Semtech Corporation**
> **Form 10-K for the fiscal year ended January 25, 2009**
> **File No. 1-6395**

Dear Mr. Chukwu :

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 25, 2009

Note 1. Description of Business and Significant Accounting Policies, page 38

- Goodwill and Purchased Intangibles, page 39

1.   Please revise future filings to disclose additional details regarding your accounting for
        goodwill. Specifically, please address the following:

   - Disclose how many reporting units you have identified in accordance with paragraphs 30-
     31 of SFAS 142.

   - Discuss how you evaluate goodwill for impairment including a description of the two-step
     impairment test you perform. Refer to paragraphs 19-22 of SFAS 142.

   - Revise future filings to disclose additional details regarding the results of your goodwill
     impairment analysis. For example, disclose whether the first step of the goodwill
     impairment evaluation indicated potential impairment and, if so, the results of your second
     step analysis.

   - Disclose goodwill by for each reportable segment in accordance with paragraph 45(c) of
     SFAS 142.

- Revenue Recognition, page 39

2.   We note the discussion here and on page 21 that you defer revenue recognition on shipment of
        products to certain customers, principally distributors, where return privileges exist until these
        products are sold through to end-users or the return privilege lapses. If the rights of return that
        you will grant to these customers in future periods could reasonably likely have a material
        impact on your results of operations, liquidity or capital resources, please revise MD&A in
        future filings to include (1) disclosure of the amounts of gross deferred revenues and gross
        deferred costs of sales presented in the deferred revenue caption of your balance sheet as of the
        end of each reported period and (2) a discussion of the impact of the return uncertainties on
        each reported period. Quantify and discuss the reason for any material impairments of deferred
        cost of sales. Your discussion could also include a roll-forward of your deferred income
        liability account, if material. Further, please discuss any trends noted over the reported periods.
        Refer to Item 303(a) of Regulation S-K.

3.   Also, tell us and revise your critical accounting policies and footnotes to your financial
        statements in future filings to clarify why you defer revenue to distributors until sale to the end-
        user. Please address your ability to estimate the impact of the rights granted in advance of sell
        through. For example, if true, you could disclose that you are unable to reasonably estimate the
        inventory that could be returned pursuant to these product return privileges.

4.   You state that you record the "estimated deferred gross margin" on these sales in deferred revenue. Tell us how you calculate the "estimated deferred gross margin" by discussing how you estimate the amount of potential returns. Explain how your estimation of potential returns for purposes of the presentation on the balance sheet is consistent with your revenue recognition policy, which appears to indicate that you defer revenue because you are unable to reasonably estimate such returns. If your "estimated deferred gross margin" does not include an estimate for returns, please tell us why you believe this description is appropriate.

Note 9. Income Taxes, page 48

5.   Please revise future filings to include disclosure of the components of income before income tax expense as either domestic or foreign as required by Rule 4-08(h)(1)(i) of Regulation S-X.

Note 12. Business Segments and Concentrations of Risk, page 53

Sales by Region, page 54

6.   We note your presentation here of sales by geographic region. If revenues attributed to an individual foreign country are material, please revise future filings to disclose the country and the amount of revenues attributed to that country. Please also revise future filings to disclose the basis for attributing revenues from external customers to individual countries. Refer to paragraph 38(a) of SFAS 131.

Item 9A. Controls and Procedures, page 57

7.   We note your disclosure that your "disclosure controls and procedures were effective in alerting [your officers] in a timely manner to material information relating to the Company required to be included in its periodic reports filed with the Securities and Exchange Commission." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise to remove the language after the word "effective." Alternatively, if you elect to continue to include language after your conclusion, please revise future filings so that the language that appears after your conclusion is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment

Emeka Chukwu
Semtech Corporation
May 28, 2009
Page 4

decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief